Press Release from the Atlas Copco Group

[redacted] please contact:
iness Area President, Construction and Mining Technique
-46 (0)70 417 8502
a Relations Manager
46 (0)70 865 8060

Atlas Copco acquires remaining shares in Chinese drill bit maker Wuxi-Hobic

Stockholm, Sweden, June 11, 2007: Atlas Copco has acquired the remaining 40% of shares in Wuxi-Hobic Diamond Bit Co Ltd, China, from its current joint venture-partner, after receiving approval from the Chinese authorities.

Wuxi-Hobic is a Chinese manufacturer of diamond drilling tools for the mineral exploration markets. With the acquisition, Atlas Copco will get a stronger position in the Chinese region, and create a platform for further development of the Wuxi factory.

"China remains one of the most interesting regions in the world, and with historically high minerals prices, the global exploration market is expected to continue growing," says Björn Rosengren, Business Area President, Atlas Copco Construction and Mining Technique. *"Full ownership of Wuxi-Hobic will enable us to enforce our position in this market, but also support our capacity for exploration consumables on a global basis."*

Atlas Copco's Geotechnical Drilling and Exploration division has production facilities for similar products in Sweden, Canada and South Africa, and will with this acquisition be able to benefit from increased cooperation between the units.

Wuxi-Hobic is being converted into a 100% Wholly Foreign Owned Enterprise (WFOE), owned by Atlas Copco (China) Investment Co. Ltd. The new company name will be Atlas Copco (Wuxi) Exploration Equipment Ltd. The acquired company had total revenues of MSEK 20 in 2006. The parties have agreed not to disclose the purchase price.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.